

July 16, 2012

Via E-mail
Mr. Drew K. Hostetter
Executive Vice President, Treasurer and Chief Financial Officer
Susquehanna Bancshares, Inc.
26 North Cedar St.
Lititz, Pennsylvania

Re: **Susquehanna Bancshares, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 9, 2012
File No. 001-33872

Dear Mr. Hostetter:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Provision and Allowance for Loan and Lease Losses, page 37

1. Please revise future filings to include a discussion of how your accounting for acquired loans impacts your credit metrics and trends considering that you have reduced the carrying value of these loans to the fair value during purchase price accounting. Specifically identify the

credit metrics and trends most impacted and discuss the comparability between periods and with other institutions. Additionally, in all of your relevant disclosures, please revise future filings to clearly disclose if these loans are included in the credit quality disclosures (e.g., non-accrual, non-performing, impaired, classified loans, etc) as well as whether there is any associated allowance for loan losses, and in these cases, quantifying the associated amounts.

Financial Statements
General

2. We note your disclosure on page 19 that under certain representations and warranties you may be required to repurchase or indemnify mortgage loan purchasers due to breaches of representations and warranties, borrower fraud, or certain borrower defaults. To the extent you believe your exposure is material, please consider revising future filings to:

- Disclose the methodology used to estimate the reserves related to the above exposures.

- Discuss the level and type of recourse claims, if any, you have received, as well as any trends identified, and your "success rate" in avoiding paying claims.

- Disclose the time limit of your recourse obligation and any trends.

- Provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued at March 31, 2012 and December 31, 2011.

Note 1. Summary of Significant Accounting Policies - Acquired Loans, page 79

3. Please revise your disclosure in future filings to more clearly explain how you determine whether an acquired loan has evidence of deterioration in credit quality and is therefore in the scope of ASC 310-30. In addition, clearly disclose your accounting policies for establishing and assembling any pools of loans which were subject to this accounting model as well as the parameters for each of the pools created for loans acquired.

Note 5. Loans and Leases, page 92

4. We note your disclosure of impaired loans on page 96 includes the unpaid principal balance of impaired loans, related charge-offs and allowance, average unpaid principal balance and interest income recognized. Based on your disclosures and the guidance provided in ASC 310-10-50-15, it appears the columns labeled "unpaid principal balance" and "average unpaid principal balance" should be labeled "recorded investment in impaired loans" and "average recorded investment in impaired loans". Please explain and consider the need to revise future filings accordingly and to add a separate column quantifying the unpaid principal balance of these loans.

5. Please revise future filings to present a roll forward of performing and nonperforming TDR's for each period presented. In addition, revise future filings to include an enhanced discussion of your modifications, including quantification of the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and a qualitative and quantitative discussion of your success with each of these different types of concessions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3474 with any other questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant